Section
AUG 28 2009
Washington, DC
121

AB
9/2

[redacted]

09042332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8228

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conners & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One West Fourth Street, Suite 2800
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
(513) 421-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.D. Cloud & Co. L.L.P.
(Name – *if individual, state last, first, middle name*)

120 East Fourth Street, Suite 1100	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
9/17

OATH OR AFFIRMATION

I, John A. Conners, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conners & Co., Inc., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF OHIO

MARY ANN HOBING
Notary Public, State of Ohio
My Commission Expires
August 15, 2010

[signature]
Signature

CFO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

-CONTENTS-

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

Kentucky
Suite 203
2500 Chamber Center Drive
Fort Mitchell, Kentucky 41017
TEL 859-547-1479
FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Conners & Co., Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Conners & Co., Inc. as of June 30, 2009, and the related statements of operations, shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Conners & Co., Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

August 26, 2009

CONNERS & CO., INC.

STATEMENT OF FINANCIAL CONDITION

At June 30, 2009

- ASSETS -

Cash and cash equivalents	$	450,096
Cash segregated in compliance with regulations		86,224
Deposits with clearing broker		149,006
Receivables:		
Receivable from clearing broker		50,146
Receivable from customers		1,534
Total receivables		51,680
Securities owned at fair value		251,321
Deferred income taxes		30,000
Furniture and equipment, net		63,459
Other assets		9,577
TOTAL ASSETS	$	1,091,363

- LIABILITIES AND SHAREHOLDERS' EQUITY -

LIABILITIES:		
Accrued expenses	$	4,419
SHAREHOLDERS' EQUITY:		
Common stock, no par value; 14,735 shares authorized, 6,981 shares issued and outstanding		798,200
Retained earnings		288,744
Total shareholders' equity		1,086,944
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,091,363

The accompanying notes to financial statements are an integral part of these statements.

CONNERS & CO., INC.

STATEMENT OF OPERATIONS

For the year ended June 30, 2009

REVENUE:	
Commissions, net	$ 820,839
Trading gain on dealer account	57,604
TOTAL REVENUE	878,443
EXPENSES:	
Employee compensation and benefits	403,998
Registered representative compensation	160,632
Clearance paid to non-brokers	38,427
Communications	67,150
Occupancy and equipment costs	56,121
Promotional costs	29,365
Regulatory and professional fees	38,726
Other expenses, net	78,364
TOTAL EXPENSES	872,783
Income from operations	5,660
Loss from NASDAQ stock market valuation	(12,503)
Loss before income taxes	(6,843)
Income tax expense	(1,031)
NET LOSS	$ (7,874)

The accompanying notes to financial statements are an integral part of these statements.

CONNERS & CO., INC.

STATEMENT OF SHAREHOLDERS' EQUITY

For the year ended June 30, 2009

	Common Stock	Retained Earnings	Total
Balance at July 1, 2008	$ 798,200	296,618	1,094,818
Net loss	-	(7,874)	(7,874)
Balance at June 30, 2009	$ 798,200	288,744	1,086,944

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

CONNERS & CO., INC.

STATEMENT OF CASH FLOWS

For the year ended June 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(7,874)
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation expense		8,867
Deferred income taxes		1,031
Changes in assets and liabilities:		
Increase in cash segregated by regulations		(1,400)
Increase in deposits with clearing broker		(240,490)
Increase in receivable from clearing brokers		(1,925)
Decrease in receivable from customers		71,369
Decrease in securities owned at fair value		260,528
Increase in other assets		(65)
Decrease in accrued expenses		(10,214)
NET CASH FLOWS FROM OPERATING ACTIVITIES		79,827
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment		(66,134)
NET INCREASE IN CASH AND CASH EQUIVALENTS		13,693
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		436,403
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	450,096

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - <u>SIGNIFICANT ACCOUNTING POLICIES</u>

Conners & Co., Inc. (the "Company") is a fully-disclosed introducing broker-dealer, located in Cincinnati, Ohio. The Company is primarily in the business of underwriting, brokering, and trading common stock and municipal bonds, and related investment services. The Company is registered with the Securities and Exchange Commission (SEC) and the state's of Ohio, Kentucky, Florida, and Indiana, and is a member of the Financial Industry Regulatory Authority (FINRA).

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. Cash segregated under federal securities regulations for the benefit of customers is not included as a cash equivalent item.

DEPOSITS WITH CLEARING BROKER-
The Company is required to maintain a $100,000 non-interest bearing deposit with the clearing broker which allows the Company to serve as an "introducing broker" into the clearing broker's system. The Company also maintains a trading deposit with the clearing broker to enable the Company to engage in security transactions. This deposit represents the amount in excess of the fair value of the securities maintained with the clearing broker.

RECEIVABLES FROM CLEARING BROKER-
Receivables from clearing brokers are stated at the amount billed and represent uncollateralized obligations due under normal trade terms requiring payment within 30 days. Management reviews the accounts receivable and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary at June 30, 2009.

NOTE 1 - **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

FURNITURE AND EQUIPMENT-
Furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets ranging from five to fifteen years. Depreciation is computed using the accelerated method for financial reporting and income tax purposes.

Maintenance and repairs are expensed when incurred. Significant improvements and renewals are capitalized.

SECURITIES OWNED-
Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

On July 1, 2008, the Company elected to adopt Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No. 157 are as follows:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities
Level 2	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity)

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

INCOME TAXES-
Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

Deferred tax assets and liabilities result principally from temporary differences in the financial and tax bases of investment securities and net operating loss carryforwards.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

ADVERTISING COSTS-
The Company generally expenses advertising costs when incurred. Total advertising costs recognized was $9,069 for the year ended June 30, 2009.

ACCOUNTING FOR UNCERTAIN TAX POSITIONS-
The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. In examining its tax positions under FIN 48, the Company will assume that the positions will be examined by the appropriate taxing authority, and the taxing authority would have full knowledge of all relevant information. The measurement of tax positions will be based on management's best judgment of the amount the taxpayer would ultimately accept in a settlement with taxing authorities. The adoption of FIN 48 did not have any effect on the Company's financial position, results of operations or cash flows.

NOTE 2 - FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at June 30, 2009:

Furniture and fixtures	$ 42,422
Equipment	162,789
Leasehold improvements	49,293
	254,504
Accumulated depreciation	(191,045)
Total furniture and equipment, net	$ 63,459

NOTE 3 - FAIR VALUE

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of June 30, 2009:

	Level 1	Level 2
Equity securities	$ 51,144	-
Municipal bonds	-	200,177
Total Fair Value	$ 51,144	200,177

Level 2 investments may be valued using inputs other than quoted prices, such as interest rates or yield curves that are observable for the asset or liability, and inputs that are derived from or corroborated by observable market data. Gains/losses on the Company's investments are included in the results of operations.

NOTE 4 - INCOME TAXES

The income tax expense for the year ended June 30, 2009 consists of a deferred tax expense. The income tax expense differs from the expense that would result from applying the federal statutory rate to the loss before income taxes due to certain non-deductible expenses, primarily meals and entertainment expense, and a change in the deferred tax asset valuation allowance.

A valuation allowance has been established due to the uncertainty of the future realization of the deferred tax asset.

The Company has net operating loss carryforwards of approximately $302,000 due to expire in the years 2025 to 2028. Due to the uncertainty of the future realization of the net operating loss carryforward, a valuation allowance has been recorded at June 30, 2009. The components of deferred income taxes are as follows:

Deferred tax asset	$ 75,000
Valuation allowance	(45,000)
Net deferred tax asset	$ 30,000

NOTE 5 - LEASE COMMITMENTS

The Company currently leases certain office space under an operating lease that expires August 31, 2013. Rental expense, including utilities and taxes, charged to operations for the year ended June 30, 2009 was $47,254. Future minimum non-cancellable lease payments are as follows:

Year ending June 30,	
2010	$ 41,208
2011	41,923
2012	41,988
2013	42,703
2014	3,564
	$ 171,386

In July 2009, the Company entered into an agreement to lease certain equipment through March of 2015. The lease agreement requires quarterly payments of $1,125 over the lease term.

NOTE 6 - CAPITAL STOCK RESTRICTIONS

The Company and its stockholders have entered into an agreement which defines the rights and obligations of the stockholders with respect to the encumbering and disposition of the Company's capital stock. The agreement sets forth the method of establishing the price to be paid and the terms of payment by the Company.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum capital requirement is the greater of $250,000 or 6 2/3% of its aggregate indebtedness. At June 30, 2009, the Company had net capital, as computed under Rule 15c3-1, of $963,362 which was $713,362 greater than its required net capital of $250,000. The Company had aggregate indebtedness of $4,419 as of June 30, 2009. The Company's net capital ratio was .004 to 1.

NOTE 8 - PROFIT SHARING PLAN

The Company has a qualified profit sharing plan covering all employees meeting certain conditions. Contributions to the plan are determined annually by the Board of Directors. An employee earns a vested interest in the plan after completing two full years of employment. No contribution was made to the plan in the year ended June 30, 2009.

NOTE 9 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables form clearing brokers and securities owned. The Company places its cash investments with high-credit-quality financial institutions located in Cincinnati, Ohio. At times, balances may exceed the federally insured limits. In addition, the Company maintains a cash account with the clearing broker. Management does not believe significant concentrations of credit risk exists with respect to these financial instruments.

The Company invests in various investment securities on its own account. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported within the financial statements.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2009

Computation of Basic Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Shareholders' equity from statement of financial condition	$ 1,086,944
Deduct shareholders' equity not allowable for net capital	-
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	1,086,944
Add liabilities subordinated to claims of general creditors	-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	1,086,944
Deductions and/or changes:	
Non-allowable assets:	
Furniture and equipment	(63,459)
Deferred tax asset; net of valuation allowance	(30,000)
Prepaid expenses	(9,577)
Customer receivables	(1,534)
TOTAL DEDUCTIONS AND/OR CHANGES	(104,570)
Net capital before haircuts on securities position	982,374
Haircuts on securities:	
State and municipal securities	11,340
Other securities	7,672
Undue concentration	-
TOTAL HAIRCUTS ON SECURITIES	19,012
NET CAPITAL	$ 963,362

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2009
(Continued)

Aggregate Indebtedness

Items included in statement of financial condition accounts payable and accrued expenses	$ 4,419

Computation of Basic Net Capital Requirements

Minimum net capital required	$ 295
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 713,362
Excess net capital at 1,000%	$ 962,920
Percentage of aggregate indebtedness to net capital	0.4 to 1

Reconciliation With Company's Computation

Net capital per unaudited broker dealer computation	$ 911,542
Net change in non-allowable assets	99,920
Net change in haircuts	(7,412)
Net post-audit financial statement adjustments	(40,688)
NET CAPITAL PER AUDITED FINANCIAL STATEMENTS	$ 963,362

CONNERS & CO., INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2009

CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$	-
customers' securities failed to receive		-
Credit balances in firm accounts which are attributable to principal sales to customers		-
TOTAL CREDITS	$	-
DEBIT BALANCES:		
Debit balances in customers' cash accounts, excluding unsecured accounts and accounts doubtful of collection Net of deductions pursuant to Rule 15c3-3	$	-
Failed to deliver of customers' securities not older than 30 days		-
TOTAL RULE 15C3-3 DEBITS	$	-
RESERVE COMPUTATON:		
Excess of Total Debits Over Total Credits	$	-
Required Deposit	$	-
Amount Held on Deposit in "Reserve Bank Account"		86,224
EXCESS DEPOSIT	$	86,224

RECONCILIATION

No material difference exists between the above schedule, which is based on the accompanying financial statements, and the unaudited schedule filed in Part II of the FOCUS Report.

CONNERS & CO., INC.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2009

<u>INFORMATION FOR POSSESSION OR CONTORL REQUIREMENTS UNDER RULE 15c3-3</u>

State the market valuation and the number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	NONE
A. Number of Items	NONE
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
A. Number of Items	NONE

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

Kentucky
Suite 203
2500 Chamber Center Drive
Fort Mitchell, Kentucky 41017
TEL 859-547-1479
FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders
Conners & Co., Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements of Conners & Co., Inc. (the "Company") as of and for the year ended June 30, 2009, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parities.

J.D. Cloud & Co. L.L.P
Certified Public Accountants

August 26, 2009

CONNERS & CO., INC

FINANCIAL STATEMENTS

For the year ended June 30, 2009